Exhibit 12.79

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2017	2016	2015	2014	2013	2012
	(In millions)
Earnings:
Pretax earnings	$1,073	$1,105	$950	$1,275	$922	$960
Adjustments	(17)	23	(3)	(15)	(26)	71
Fixed charges	422	493	473	453	461	463
Net earnings	$1,478	$1,621	$1,420	$1,713	$1,357	$1,494

Fixed Charges:
Interest expense	$401	$468	$446	$424	$432	$441
Adjustments	21	25	27	29	29	22
Fixed charges	$422	$493	$473	$453	$461	$463

Ratio of earnings to fixed charges	3.50	3.29	3.00	3.78	2.94	3.23